

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 9, 2008

Mr. Terence E. Hall
Chief Executive Officer
Superior Energy Services, Inc.
1105 Peters Road
Harvey, Louisiana  70058

> **Re:** **Superior Energy Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 9, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 18, 2008**
> **Response Letter Dated May 22, 2008**
> **File No. 333-22603**

Dear Mr. Hall:

        We have reviewed your filings and response letter and have the following comments.  Please provide a written response to our comments.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Controls and Procedures, page 24

1.      Please note that your disclosure in the second paragraph should indicate whether there was *any* change to your internal controls over financial reporting that has materially affected or is reasonably likely to materially affect your internal controls over financial reporting *during the period covered by your report,* rather than subsequent to such period.

Definitive Proxy Statement filed April 18, 2008

Executive Compensation, page 10

Compensation Discussion and Analysis, page 10

2.    We note your response to each of our prior comments 6, 7 and 8.  In connection
with each such prior comment, please provide an example of the disclosure that
you intend to use.  Please ensure that such examples also incorporate your
responses to our comments 3 and 4 below.

Components of Executive Compensation, page 13

Annual Incentive Bonus, page 13

3.    We note your response to our prior comment 6.  With respect to the target and
stretch total recordable incident rate and lost time incident rate thresholds of
.91/.80 and .12/.10, respectively, please use plain language to clarify in future
filings the mechanics of how such thresholds are used in the calculation of the
annual incentive bonus payout.

Long-Term Incentives, page 15

Determination of 2007 Awards, page 16

4.    We note your response to our prior comment 8 and re-issue such comment.  To
the extent material to the determination of the long-term incentive awards for
2007 for each named executive officer, please identify the "key
accomplishments" of each member of the management team.  See Item
402(b)(2)(vii) of Regulation S-K.  In addition, please identify the "internally
established goals" considered by your compensation committee in approving your
chief executive officer's recommendation for your other officers and in
determining your chief executive officer's award.  See Item 402(b)(1)(v) of
Regulation S-K.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you
will provide us with a response.  Please furnish a letter that keys your responses to our
comments and provides any requested information.  Detailed cover letters greatly
facilitate our review.  Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.  You may contact Laura Nicholson at (202) 551-3584 or Timothy Levenberg, Special Counsel at (202) 551-3707 with questions about legal comments. Please contact me at (202) 551-3740 with any other questions.


Sincerely,


H. Roger Schwall
Assistant Director